Exhibit 99.2

Kornit Digital. All Rights Reserved. Kornit Digital. All Rights Reserved. Kornit Digital (NASDAQ: KRNT) Fourth Quarter & Full Year 2024 Earnings Conference Call Supporting Slides February 12, 2025 Kornit Digital. All Rights Reserved.

Kornit Digital. All Rights Reserved. On Today’s Call Ronen Samuel CEO Lauri Hanover CFO Jared Maymon Investor Relations

Kornit Digital. All Rights Reserved. Safe Harbor This presentation contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U . S . securities laws . Forward - looking statements are characterized by the use of forward - looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words . These forward - looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events, or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future . Forward - looking statements are not guarantees of future performance and are subject to risks and uncertainties . The Company has based these forward - looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate . Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward - looking statements include, among other things : the duration and severity of adverse macro - economic headwinds that were caused by inflationary pressures and higher interest rates, which have impacted, and may continue to impact, in an adverse manner, the Company’s operations, financial position and cash flows, in part due to the adverse impact on the Company’s customers and suppliers ; the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products, and the Company’s Apollo direct - to - garment platform ; the extent of the Company’s ability to consummate sales to large accounts with multi - system delivery plans ; the degree of the Company’s ability to fill orders for its systems and consumables ; the extent of the Company’s ability to increase sales of its systems, ink and consumables ; the extent of the Company’s ability to leverage its global infrastructure build - out ; the development of the market for digital textile printing ; the availability of alternative ink ; competition ; sales concentration ; changes to the Company’s relationships with suppliers ; the extent of the Company’s success in marketing ; and those additional factors referred to under “Risk Factors” in Item 3 . D of the Company’s Annual Report on Form 20 - F for the year ended December 31 , 2023 , filed with the SEC on March 28 , 2024 . Any forward - looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law . In addition to U . S . GAAP financials, this presentation includes certain non - GAAP financial measures . These non - GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with U . S . GAAP . Please see the reconciliation table that appears among the financial tables in our earnings release being issued today, which earnings release is attached as Exhibit 99 . 1 to our report of foreign private issuer on Form 6 - K being furnished to the SEC today, which reconciliation table is incorporated by reference in this presentation . This presentation contains statistical data that we obtained from industry publications and reports generated by third parties . Although we believe that the publications and reports are reliable, we have not independently verified this statistical data . Kornit, Kornit Digital, the K logo, and NeoPigment are trademarks of Kornit Digital Ltd . All other trademarks are the property of their respective owners and are used for reference purposes only . Such use should not be construed as an endorsement of our products or services .

Kornit Digital. All Rights Reserved. Business Highlights

Kornit Digital. All Rights Reserved. Reflecting on Full - Year 2024 ― Successful execution of our strategy, return to profitability, and set the stage for acceleration and profitable growth ― At the beginning of 2024, we set the objectives to return to profitability, generate meaningful cash flow, and establish a scalable, disciplined model fueling long - term growth ― Delivered on these goals, and introduced game - changing innovations, strengthened our market position, and expanded into new strategic adjacencies

Kornit Digital. All Rights Reserved. Fourth Quarter of 2024 Recap ― Reported revenue of $60.7 million and adjusted EBITDA margin of 13.8% ― Generated $26.7 million of operating cash flow in the quarter ― Fourth quarter performance was fueled by a successful peak season and growing impressions across our key customers ― After delivering 15 Apollo systems throughout the year, with most becoming fully operational during the peak season, customer feedback has been excellent

Kornit Digital. All Rights Reserved. Beyond the Results in 2024 ― During 2024 we introduced industry - defining solutions including Apollo, Atlas MAX Plus, and Vivido Ink for our roll - to - roll solutions ― These products and solutions all set new industry benchmarks for quality, cost efficiency, and sustainability ― Apollo is redefining mass - scale digital production with unmatched productivity, automation, and consistency ― A significant portion of our installed base has upgraded to Atlas MAX, and is now beginning to upgrade to MAX Plus ― This upgrade path was recently reinforced by Printful's announcement highlighting our latest technology and its ability to drive efficiency and quality

# Beyond the Results in 2024, cont.

## Laying the foundation for Kornit's long-term success

### AIC Release and Adoption

The all-inclusive click is driving strong adoption, accelerating penetration in the screen replacement market, and is already generating meaningful ARR

### Expanding our Horizon

Penetrating new markets including bulk apparel, footwear, and home décor while deepening our presence in key textile producing regions

### GTM Approach

Fundamentally shifted our GTM approach, emphasizing customer success, account management, and recurring revenue growth

### Adding Talent

Further strengthened our team with top-tier talent across all functions, ensuring the right leadership to drive sustained execution

### Share Repurchase

Accelerated share repurchase program initiated during Q4 will execute $75 million of our previously announced $100 million program

Kornit Digital. All Rights Reserved.

Kornit Digital

Kornit Digital. All Rights Reserved. Looking Ahead in 2025 Kornit is now in its strongest position, and is primed for sustained, profitable growth • The transition to digital, on - demand production is increasingly critical for businesses aiming to move quickly while minimizing inventory and waste • In the current operating environment, there is a continued urgency to move production near - shore and on - shore to improve supply chain resilience • While recent trends indicate positive momentum, some uncertainties remain, including recent political developments in the U.S. • In 2025, we are focused on execution by translating the strong foundation we built in 2024 into tangible results while continuing to redefine the industry

Kornit Digital. All Rights Reserved. Financial Highlights

Kornit Digital. All Rights Reserved. • Q4 2024 revenues of $60.7 million within the guidance range of $58 - $63 million • Growth was primarily driven by system sales and revenue recognized under AIC • FY24 revenues declined to $203.8 million due to lower systems and services sales, partially offset by growth in consumables Revenues $56.6 $60.7 Q4 Revenues ($M) 2023 2024 $219.8 $ 203.8 Full Year Revenues ($M) 2023 2024 65% 25% 10% Revenues By Region Americas EMEA Asia Pacific

Kornit Digital. All Rights Reserved. • Q4 2024 non - GAAP gross margin of 55.1% compared to 48.6% in Q4 2023 • Improvement primarily driven by higher product revenues, no warrant impact, and cost base reductions • FY24 non - GAAP gross margin of 48.6% increased meaningfully from 38.4% in 2023 • Increase largely attributable to more favorable sales mix, reduced warrant impact, and cost base reductions resulting from our restructuring initiatives Gross Margins 48.6% 38.4% 55.1% 48.6% Fourth Quarter Fiscal Year Non - GAAP Gross Margin 2023 2024

Kornit Digital. All Rights Reserved. • Q4 2024 Non - GAAP Operating Expenses: $28 million, down from $30.1 million in Q4 2023 • FY24 Non - GAAP Operating Expenses: $109.8 million, down from $127.7 million in FY23 • Continued year - over - year reduction reflects the impact of the restructuring initiatives implemented at the end of 2023 and beginning of 2024 Operating Expenses Non - GAAP Operating Expenses ($ in millions) FY 2023 FY2024 Q4 2023 Q4 2024 $43.4 $36 $9.8 $8.5 Research & Development $56.7 $51.6 $13.4 $13.9 Sales & Marketing $27.6 $22.2 $6.8 $5.6 General & Administrative $127.7 $109.8 $30.1 $28 Total Operating Expenses (1) (1) Figures may not sum due to rounding

Kornit Digital. All Rights Reserved. P&L KPI’s FY 2023 FY 2024 Q4 2023 Q4 2024 ($43.3) ($10.8) ($2.6) $5.5 Non - GAAP Operating income (Loss) ($30.9) $0.3 $0.2 $8.4 Adjusted EBITDA (Loss) ($20.4) $10.1 $3.8 $8.7 Non - GAAP Net Income (Loss) ($0.42) $0.2 $0.08 $0.18 Non - GAAP Diluted EPS ($64.4) ($16.8) ($22.9) $2.2 GAAP Net income (Loss) ($1.31) ($0.35) ($0.48) $0.05 GAAP Basic/Diluted EPS $ in millions, except per share amounts

Kornit Digital. All Rights Reserved. • At quarter end, cash, including bank deposits and marketable securities, was ~$512 million • Q4 2024 cash generated from operating activities: ~$26.7 million • Accounts receivable decreased ~$8.6 million from Q3 2024 • Inventories decreased ~$6 million from Q3 2024 • Trade payables increased ~$3.9 million from Q3 2024 Balance Sheet & Cash Flow Q4 2023 Q3 2024 Q4 2024 $555.7 $561.1 $512.0 Cash, Deposits & Marketable Securities $93.6 $74.1 $65.5 Accounts Receivable $67.7 $66.3 $60.3 Inventory $6.9 $5.1 $9 Trade Payables $ in millions

Kornit Digital. All Rights Reserved. • Used $84.1 million on share repurchases during 2024 • Activity in 2024 brings the total gross amount used on repurchases to $121.6 million at an average execution price of $24.40 • During Q4, we entered an accelerated share repurchase under which we plan to repurchase ~$75 million of our ordinary shares • Under the terms of the ASR agreement, we received an initial delivery of ~1.8 million shares in exchange for a prepayment of $75 million • The final number of shares repurchased under the agreement is dependent on average daily VWAP through the end of the contract (expected to close in June) • Planning to execute on the remaining $25 million balance of our recently announced $100 million program through opportunistic repurchasing Share Repurchase Program

Kornit Digital. All Rights Reserved. • Q1 2025 Revenues: • Expected to be in the range of $45.5 million to $49.5 million • Q1 2025 Adjusted EBITDA margin: • Expected to be in the range of negative 9% to negative 4% of revenue First Quarter 2025 Guidance

Kornit Digital. All Rights Reserved.

Kornit Digital. All Rights Reserved. Thank You!